

Mail Stop 3628

October 19, 2007

Via Facsimile and U.S. Mail

Quingfu Ren
President
Internet Acquisition Group Inc.
c/o American Union Securities
100 Wall Street, 15th Floor
New York, NY 10005

> **Re:** **Internet Acquisition Group Inc.**
> **Schedule 14F-1**
> **Filed October 15, 2007**
> **File No. 005-81410**

Dear Mr. Ren:

We have the following comments on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

General

1. We are unable to locate any Schedule 13Ds filed by the persons who received shares of Internet Acquisition in exchange for shares of CRI. Please advise us. Alternatively, please confirm that Internet Acquisition has no voting class of section 12 registered equity securities.

2. Please tell us why Internet Acquisition did not need shareholder approval for the share exchange and for the issuance of shares to the CRI shareholders.

3. We note that you intend to file a definitive information statement on Schedule 14C or a definitive proxy statement on Schedule 14A in connection with changing your name and implementing a reverse split. Please tell us why you believe you are not required to file in preliminary form. Refer to Rule 14a-6 in your analysis.

4. Advise us, with a view toward revised disclosure, as to what consideration is being given to complying with Rule 13e-3 in connection with the reverse stock split.

Schedule 14F-1

Notice of Change in Board of Directors

5. Please state the number of shares of CRI that were exchanged for 6,926,399,370 shares of the issuer, and describe how the consideration of 6,926,399,370 shares was determined. In addition, please describe the terms of the note payable to Mr. Quingfu Ren for 2,080,000 RMB ($277,333 USD). Refer to Item 6(e) of Schedule 14A. Quantify the ratio for the planned reverse stock split.

Voting Securities and Principal Holders Thereof

6. Please include Warner Technology & Investment Group in the beneficial ownership table and in a footnote, identify the natural person with voting or investment power over the shares held by Warner Technology and describe the relationship with Mr. Zhou.

Other Matters

Nominating, Audit and Compensation Committees

7. Although you do not have a nominating committee, please revise to include information regarding the director nomination process used by the board of directors. Refer to Item 407(c)(2) of Regulation S-B. Please also revise to include a narrative description of your policies and procedures for the consideration and determination of executive and director compensation. Refer to Item 407(e)(3) of Regulation S-B.

Closing Comment

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR and "tagged" as correspondence. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information. If you do not agree with a comment, please tell us why in your response.

Please direct any questions to me at (202) 551-3411 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Attorney-Adviser
Office of Mergers & Acquisitions